SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

    [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              For fiscal year ended December 31, 2003

                                                            OR

    [   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________to _________

               Commission file number 1-6262

               A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP PARTNERSHIP SAVINGS PLAN

4101 Winfield Road
Warrenville, Illinois 60555

                B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James's Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP Partnership Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                        Ernst & Young LLP

Chicago, Illinois

June 17, 2004

EIN 36-1812780
      Plan No. 051

BP PARTNERSHIP SAVINGS PLAN
_____________________________

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

thousands of dollars

	December 31,
	2003 2002

Investment in the BP Master Trust
for Employee Savings Plans	$ 10,967	$ 9,631

Participant loans	526	435

Assets available for benefits	$ 11,493	$ 10,066

The accompanying notes are an integral part of these statements.

EIN 36-1812780
Plan No. 051

BP PARTNERSHIP SAVINGS PLAN
_____________________________

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

thousands of dollars

Additions of assets attributed to:
Participant contributions	$ 974
Company contributions	430
Rollover contributions	15
Net investment gain - BP Master Trust
for Employee Savings Plans	1,651
Loan interest	30

Total additions	3,100

Deductions of assets attributed to:
Distributions to participants	1,649
Transfer of assets to other BP
sponsored savings plans	24

Total deductions	1,673

Net increase in assets during the year	1,427

Assets available for benefits:

Beginning of year	10,066

End of year	$ 11,493

The accompanying notes are an integral part of these statements.

BP PARTNERSHIP SAVINGS PLAN
_____________________________

NOTES TO FINANCIAL STATEMENTS

1.         DESCRIPTION OF PLAN

The following description of the BP Partnership Savings Plan (the "Plan") provides  general information only.  Participants should refer to the Plan document for more complete information.

The Plan, established on April 1, 1988, is a defined contribution plan which is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Employees of BP America Inc. (the "Company") and its subsidiaries who are at-site managers at company-operated retail locations  or salaried managers at plane fueling locations are eligible to participate in the Plan.  The Company is a wholly owned subsidiary of BP p.l.c. ("BP").  The Company reserves the right to amend or terminate the Plan at any time.

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement.  The Plan provides that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees.  Plan assets are held in the BP Master Trust for Employee Savings Plans (the "Master Trust").  The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the Plan's recordkeeper. BP Corporation North America Inc. (a wholly owned subsidiary of the Company) is the Plan sponsor and its Senior Vice President, Human Resources is the Plan administrator.

Under the Plan, participating employees may contribute up to 100% of their qualified pay on a pre-tax and/or after-tax basis, subject to Internal Revenue Service ("IRS") limits.  Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch up contributions), subject to IRS limits.  Participants may elect to invest in numerous investment fund options offered under the Plan.  Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year. A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched by the Company in the form of cash contributions, which are initially invested in the BP Stock Fund.  Participants are permitted to rollover amounts into the Plan representing distributions from other qualified plans. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives.  Except where the fund provider or the Plan have restrictions responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

BP PARTNERSHIP SAVINGS PLAN
_____________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.           DESCRIPTION OF PLAN (continued)

The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are immediately vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to $29,548 and $21,000 during the years ended December 31, 2003 and 2002, respectively. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company.  Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds.  As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting.  The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts.  Actual results may differ in some cases from the estimates.

Investment Valuation.  All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available.  Investments in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit responsive, are valued at contract value which approximates fair value.  Money market investments are valued at cost which approximates fair value.  Other investments for which no quoted market prices are available are valued at fair value as determined by the trustee based on the advice of its investment consultants.  Participant loans are valued at cost which approximates fair value.

Reclassification.  Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3.         PARTICIPANT LOANS

Participants are eligible to borrow from their account balances in the Plan.  Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the participant's total vested accounts, or $50,000 less the participant's highest loan balance outstanding during the preceding twelve months.  Interest rates are fixed for the duration of the loan and charged on the unpaid balance.  The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal, on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan.

BP PARTNERSHIP SAVINGS PLAN
_____________________________

NOTES TO FINANCIAL STATEMENTS (continued)

3.         PARTICIPANT LOANS (continued)

A processing fee of $35 is charged for each new loan.  Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

4.           INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated October 28, 2003, with respect to its qualified status under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC.  The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

5.           RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6.           MASTER TRUST

All investment assets of the Plan except participant loans are held in the Master Trust with the assets of other BP sponsored savings plans.

The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions.  The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

The Master Trust holds guaranteed investment contracts and synthetic guaranteed investment contracts in order to achieve certain fixed income objectives and to manage interest rate risk.  The crediting interest rates on the contracts ranged from 3.7% to 7.6% at December 31, 2003 (4.9% to 7.6% at December 31, 2002).  The average yield earned on the contracts during the year ended December 31, 2003 was 4.7%.  The crediting interest rates on synthetic guaranteed investment contracts are generally reset quarterly by the issuer, but can not be less than 0%.  The contract values of synthetic guaranteed investment contracts are net of ($12 million) at December 31, 2003 and 2002 representing the fair value of the related wrapper contracts. The Master Trust's interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

BP PARTNERSHIP SAVINGS PLAN
_____________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.         MASTER TRUST (continued)

Certain Master Trust investments include American Depositary Shares of BP p.l.c. ("BP ADSs"). Transactions in BP ADSs qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Master Trust made purchases of BP ADSs of $533 million and sales of $846 million.

As of December 31, 2003 and December 31, 2002, the Plan's percentage interest in the Master Trust was 0.14%.  The net assets of the Master Trust as of December 31, 2003 and December 31, 2002, and changes in net assets of the Master Trust for the year ended December 31, 2003 are as follows:

NET ASSETS
thousands of dollars

	December 31,
	2003	2002
Investments:
BP ADSs	$ 2,986,237	$ 2,745,112
Registered investment companies	2,078,502	1,443,097
Common collective trust funds	1,155,675	936,387
Money market and short-term
investment funds	973,201	936,526
Synthetic guaranteed investment
contracts	649,418	621,923
Guaranteed investment contracts	52,856	74,302

Total investments	7,895,889	6,757,347

Receivables:
Dividends and interest	6	2,991
Securities sold	5,600	-

Total assets	7,901,495	6,760,338

Accrued liabilities:
Securities purchased	1,030	7,223
Fees and expenses	744	1,381

Total liabilities	1,774	8,604

Net assets	$ 7,899,721	$ 6,751,734

BP PARTNERSHIP SAVINGS PLAN
_____________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.         MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2003
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$ 203,991
Rollover contributions	47,324
Company contributions	127,061
Loan repayments	56,770
Interest and dividends	178,715
Transfer of assets from Burmah Castrol
Group U.S.A. Thrift Plan	77,054
Net realized and unrealized appreciation
in fair value of investments:
BP ADSs	557,801
Registered investment companies	351,409
Common collective trust funds	233,019

Total additions	1,833,144

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	630,224
Loans to participants	52,892
Transfer of assets to plans sponsored
by other entities	47
Administrative expenses	1,994

Total deductions	685,157

Net increase in assets during the year	1,147,987

Net assets:

Beginning of year	6,751,734

End of year	$ 7,899,721

 EIN: 36-1812780

            Plan No. 051

BP PARTNERSHIP SAVINGS PLAN

_____________________________

Schedule H, Line 4i - Schedule Of Assets (Held At  End Of Year)

December 31, 2003

Description of
Investment Including
Identity of Issue,	Maturity Date, Rate of
Borrower, Lessor,	Interest, Collateral,		Current
Similar Party	Par, Maturity Value	Cost	Value

* Participant loans	5.0% - 10.5%	N/A	$ 525,801

*Indicates party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     BP PARTNERSHIP SAVINGS PLAN

                                                     By Plan Administrator

Date:  June 25, 2004                        /s/ Simon Drysdale
                                                     Simon Drysdale
                                                     Senior Vice President, Human Resources
                                                     BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

___________________

EXHIBITS

                             Exhibit No.                        Description

                             23                                   Consent of Independent Registered

                                                                    Public Accounting Firm